February 21, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (713)375-6477

Charif Souki
Chief Executive Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

      Re: **Cheniere Energy, Inc.**
                Definitive Proxy Statement on Schedule 14A
                Filed April 12, 2007
                File No. 1-16383

Dear Mr. Souki:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

                    Sincerely,

                    Carmen Moncada-Terry
                    Attorney Advisor